UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K

X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended: December 31, 1997

                                OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                to              .

      Commission file number:  [ ]


                              CALIBER SYSTEM, INC.
                                     401(k)
                                  SAVINGS PLAN
                             (AMENDED AND RESTATED)
                            (Full title of the Plan)

                              FDX CORPORATION
       (Name of issuer of the securities held pursuant to the Plan)

                 2005 Corporate Avenue, Memphis, TN 38132
           (Address of principal executive offices and zip code)


Caliber System, Inc. 401(k) Savings Plan (Amended and Restated)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997 AND 1996
TOGETHER WITH REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee
Caliber System, Inc. 401(k)
   Savings Plan (Amended and Restated)

We have audited the accompanying statements of net assets available for benefits of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 ARTHUR ANDERSEN LLP


Pittsburgh, Pennsylvania
    June 19, 1998






                         Report of Independent Auditors


To the Administrative Committee
Caliber System, Inc. 401(k)
   Savings Plan (Amended and Restated)


We have audited the accompanying statement of net assets available for benefits of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                              ERNST & YOUNG LLP

Akron, Ohio
June 13, 1997






                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                                        Roadway           Franklin
                                                      Company           Express            Mutual              Mutual
                                                       Stock             Stock             Beacon           Benefit Life
                                                       Fund              Fund               Fund                 GIC
                                                  ---------------   ----------------  ----------------  ----------------

ASSETS
Cash and temporary cash investments               $    890,863      $      49,736     $         -       $         -
Investments, at fair value:
   Caliber System, Inc. common stock                88,088,833            222,551               -                 -
   Roadway Express, Inc. common stock                    -              5,594,690               -                 -
   Registered investment companies collective
      investment funds                                   -                   -             9,034,362              -
   Guaranteed investment contracts (restricted)          -                   -                  -             4,848,233
   Participant notes receivable                          -                   -                  -                 -
                                                  ------------      -------------     --------------    ---------------
Total investments                                   88,088,833          5,817,241          9,034,362          4,848,233

Receivables:
   Employers' contributions                             39,261               -                  -                 -
   Participants' contributions                          24,926               -                13,517              -
                                                  ------------      -------------     --------------    ---------------
Total receivables                                       64,187               -                13,517              -
                                                  ------------      -------------     --------------    ---------------
Total assets                                        89,043,883          5,866,977          9,047,879          4,848,233

LIABILITIES
Accrued expenses and other                               -                                      -               122,425
                                                  ------------      -------------     --------------    ---------------

Net assets available for benefits                 $ 89,043,883      $   5,866,977     $    9,047,879    $     4,725,808
                                                  ============      =============     ==============    ===============


                                                        Bond               Asset                 Income
                                                        Index            Allocation            Accumulation
                                                        Fund                Fund                  Fund
                                                 ----------------   -----------------    -------------------

ASSETS
Cash and temporary cash investments              $        -        $       -             $           -
Investments, at fair value:
   Caliber System, Inc. common stock                      -                 -                        -
   Roadway Express, Inc. common stock                     -                 -                        -
   Registered investment companies collective
      investment funds                                 4,725,134       28,552,486              24,082,637
   Guaranteed investment contracts (restricted)           -                 -                        -
   Participant notes receivable                           -                 -                        -
                                                 ---------------   --------------        ----------------
Total investments                                      4,725,134       28,552,486              24,082,637

Receivables:
   Employers' contributions                               -                 -                        -
   Participants' contributions                             2,253            6,471                  12,468
                                                 ---------------   --------------        ----------------
Total receivables                                          2,253            6,471                  12,468
                                                 ---------------   --------------        ----------------
Total assets                                           4,727,387       28,558,957              24,095,105

LIABILITIES
Accrued expenses and other                                -                 -                        -
                                                 ---------------   --------------        ----------------

Net assets available for benefits                $     4,727,387     $ 28,558,957        $     24,095,105
                                                 ===============   ==============        ================


                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR
                   BENEFITS, WITH FUND INFORMATION (CONTINUED)

                                DECEMBER 31, 1997


                                                  S&P 500               AIM             Templeton
                                                   Stock           Constellation         Foreign           LifePath
                                                    Fund                Fund               Fund              Funds
                                             ---------------    -----------------   ---------------   --------------

ASSETS
Cash and temporary cash investments          $       -          $      -            $      -          $      -
Investments, at fair value:
   Caliber System, Inc. common stock                 -                 -                   -                 -
   Roadway Express, Inc. common stock                -                 -                   -                 -
   Registered investment companies-
      collective investment funds              38,955,496          10,868,394           3,366,697          9,232,391
Guaranteed investment contracts
   (restricted)                                      -                 -                   -                 -
Participant notes receivable                         -                 -                   -                 -
                                             ------------       -------------       -------------     --------------
Total investments                              38,955,496          10,868,394           3,366,697          9,232,391

Receivables:
   Employers' contributions                          -                 -                   -                 -
   Participants' contributions                     12,616               9,839               4,112              9,693
                                             ------------       -------------       -------------     --------------
Total receivables                                  12,616               9,839               4,112              9,693
                                             ------------       -------------       -------------     --------------
Total assets                                   38,968,112          10,878,233           3,370,809          9,242,084

LIABILITIES
Accrued expenses and other                           -                 -                   -                 -
                                             ------------       -------------       -------------     --------------

Net assets available for benefits            $ 38,968,112       $  10,878,233       $   3,370,809     $    9,242,084
                                             ============       =============       =============     ==============


                                                Vanguard
                                                Primecap             Loan
                                                  Fund               Fund             Other              Total
                                             ---------------    --------------      --------------    --------------

ASSETS
Cash and temporary cash investments          $     16,758       $      -          $       646,101     $    1,481,033
Investments, at fair value:
   Caliber System, Inc. common stock                 -                 -                   -              88,311,384
   Roadway Express, Inc. common stock                -                 -                   -               5,594,690
   Registered investment companies-
      collective investment funds               4,124,262              -                   -             132,941,859
Guaranteed investment contracts
   (restricted)                                      -                 -                   -               4,848,233
Participant notes receivable                         -             13,774,792              -              13,774,792
                                             ------------       -------------       -------------     --------------
Total investments                               4,124,262          13,774,792              -             245,470,958

Receivables:
   Employers' contributions                         -                  -                3,045,809          3,085,070
   Participants' contributions                      8,235               6,702              -                 110,832
                                             ------------       -------------       -------------     --------------
Total receivables                                   8,235               6,702           3,045,809          3,195,902
                                             ------------       -------------       -------------     --------------
Total assets                                    4,149,255          13,781,494           3,691,910        250,147,893

LIABILITIES
Accrued expenses and other                          -                  -                   -                 -
                                             ------------       -------------       -------------     --------------

Net assets available for benefits            $  4,149,255       $  13,781,494       $   3,691,910     $  250,147,893
                                             ============       =============       =============     ==============



                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                                                 Roadway
                                              Company            Express                               Mutual
                                               Stock              Stock             Growth          Benefit Life
                                                Fund              Fund               Fund                GIC
                                           ---------------   ---------------    ---------------   ----------------
ASSETS
Cash and temporary cash investments        $     456,688     $       64,927     $     518,187      $       -
Investments, at fair value:
   Caliber System, Inc. common stock          31,260,345             26,103              -                  -
   Roadway Express, Inc. common stock                             7,380,373              -                  -
   Registered investment companies-
      collective investment funds                  -                 -              5,668,255              -
   Guaranteed investment contracts
      (restricted)                                 -                 -                   -              4,510,921
   Participant notes receivable                    -                 -                   -                  -
                                           -------------     --------------     -------------   ----------------
Total investments                             31,260,345          7,406,476         5,668,255          4,510,921

Receivables:
   Employers' contributions                       52,406             -                   -                  -
   Participants' contributions                    29,969             -                 17,060              -
                                           -------------     --------------     -------------   ----------------
Total receivables                                 82,375             -                 17,060              -
                                           -------------     --------------     -------------   ----------------
Total assets                                  31,799,408          7,471,403         6,203,502          4,510,921

LIABILITIES
Accrued expenses and other                         -                 -                   -                106,754
                                           -------------     --------------     -------------   ----------------

Net assets available for benefits          $  31,799,408     $    7,471,403     $   6,203,502      $   4,404,167
                                           =============     ==============     =============   ================


                                                Bond               Asset              Income
                                                Index            Allocation        Accumulation
                                                Fund                Fund               Fund
                                            -------------    ----------------   -----------------
ASSETS
Cash and temporary cash investments        $       -         $       -          $        -
Investments, at fair value:
   Caliber System, Inc. common stock               -                 -                   -
   Roadway Express, Inc. common stock              -                                     -
   Registered investment companies-
      collective investment funds             65,944,175         26,925,397        31,180,843
   Guaranteed investment contracts
      (restricted)                                 -                 -                   -
   Participant notes receivable                    -                 -                   -
                                           -------------     --------------     -------------
Total investments                             65,944,175         26,925,397        31,180,843

Receivables:
   Employers' contributions                        -                    983             3,519
   Participants' contributions                     2,960             11,869            27,431
                                           -------------     --------------     -------------
Total receivables                                  2,960             12,852            30,950
                                           -------------     --------------     -------------
Total assets                                  65,947,135         26,938,249        31,211,793

LIABILITIES
Accrued expenses and other                         -                 -                   -
                                           -------------     --------------     -------------

Net assets available for benefits          $  65,947,135     $   26,938,249     $  31,211,793
                                           =============     ==============     =============





                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                     STATEMENTS OF NET ASSETS AVAILABLE FOR
                   BENEFITS, WITH FUND INFORMATION (CONTINUED)

                                DECEMBER 31, 1996

                                                 S&P 500               AIM             Templeton
                                                  Stock           Constellation         Foreign           LifePath
                                                  Fund                Fund               Fund              Funds
                                              --------------    -----------------   ---------------   ----------------
ASSETS
Cash and temporary cash investments           $     -           $     -             $     -           $     -
Investments, at fair value:
   Caliber System, Inc. common stock                -                 -                   -                 -
   Roadway Express, Inc. common stock               -                 -                   -                 -
   Registered investment companies-
      collective investment funds                 49,184,824        9,629,196           2,841,258         8,367,862
Guaranteed investment contracts (restricted)        -                 -                   -                 -
Participant notes receivable                        -                 -                   -                 -
                                              --------------    -------------       -------------     -------------
Total investments                                 49,184,824        9,629,196           2,841,258         8,367,862

Receivables:
   Employer' contributions                            3,069            3,151               1,034             3,007
   Participants' contributions                        22,161           21,511               7,130            20,201
                                              --------------    -------------       -------------     -------------
Total receivables                                     25,230           24,662               8,164            23,208
                                              --------------    -------------       -------------     -------------
Total assets                                      49,210,054        9,653,858           2,849,422         8,391,070

LIABILITIES
Accrued expenses and other                          -                 -                   -                 -
                                              --------------    -------------       -------------     -------------

Net assets available for benefits             $   49,210,054    $   9,653,858       $   2,849,422     $   8,391,070
                                              ==============    =============       =============     =============



                                                   Vanguard
                                                   Primecap          Loan
                                                     Fund            Fund               Other             Total
                                              ---------------   --------------      --------------   ----------------
ASSETS
Cash and temporary cash investments           $       46,276    $     -             $      62,241     $   1,148,319
Investments, at fair value:
   Caliber System, Inc. common stock                -                 -                   -              31,286,448
   Roadway Express, Inc. common stock               -                 -                   -               7,380,373
   Registered investment companies-
      collective investment funds                 16,548,976          -                   -             216,290,786
Guaranteed investment contracts (restricted)        -                 -                   -               4,510,921
Participant notes receivable                        -              18,651,019             -              18,651,019
                                              --------------    -------------       -------------     -------------
Total investments                                 16,548,976       18,651,019                   0       278,119,547

Receivables:
   Employers' contributions                         -                 -                 5,091,000         5,158,169
   Participants' contributions                   4,067                -                   -                 164,359
                                              --------------    -------------       -------------     -------------
Total receivables                                4,067                -                 5,091,000         5,322,528
                                              --------------    -------------       -------------     -------------
Total assets                                  16,599,319           18,651,019           5,153,241       284,590,394

LIABILITIES
Accrued expenses and other                          -                 -                   -                 106,754
                                              --------------    -------------       -------------     -------------

Net assets available for benefits              $  16,599,319    $  18,651,019       $   5,153,241     $ 284,483,640
                                              ==============    =============       =============     =============


                          CALIBER SYSTEM, INC. 401(k)
                      SAVINGS PLAN (AMENDED AND RESTATED)

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1997

                                                               Roadway                           Franklin
                                             Company           Express                            Mutual
                                              Stock             Stock            Growth           Beacon
                                               Fund              Fund             Fund             Fund
                                         -----------------  ---------------  ---------------  ---------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments           $   53,260,235     $   1,245,227    $     318,916    $     254,386
   Interest                                        -                -                -            1,031,622
   Dividends                                    989,142            62,861            -                -
                                         -----------------  ---------------  ---------------  ---------------
                                             54,249,377         1,308,088          318,916        1,286,008

Contributions:
   Participants                               6,221,164             -              919,790        1,615,964
   Employers                                  5,540,018             -                   67           15,486
                                         -----------------  ---------------  ---------------  ---------------
                                             11,761,182             -              919,857        1,631,450
                                         -----------------  ---------------  ---------------  ---------------
Total additions                              66,010,559         1,308,088        1,238,773        2,917,458

Deductions from net assets attributed
  to:
    Benefits paid to participants             9,760,857         1,410,207          184,660          940,590
    Expenses                                     28,016             1,806              669            2,510
                                          -----------------  ---------------  ---------------  ---------------
Total deductions                              9,788,873         1,412,013          185,269          943,100
                                         -----------------  ---------------  ---------------  ---------------

Net increase (decrease) prior to
  interfund transfers                        56,221,686          (103,925)       1,053,504        1,974,358


Transfer of assets to plan of former         (2,142,475)            -                -             (234,184)
  subsidiary
Interfund transfers, net                      3,165,264        (1,500,501)      (7,257,006)       7,307,705
                                         -----------------  ---------------  ---------------  ---------------
Net increase (decrease) in net assets        57,244,475        (1,604,426)      (6,203,502)       9,047,879

Net assets available for benefits:
   Beginning of year                         31,799,408         7,471,403        6,203,502             -
                                         -----------------  ---------------  ---------------  ---------------

   End of year                           $   89,043,883     $   5,866,977    $       -        $   9,047,879
                                         =================  ===============  ===============  ===============



                                               Mutual           Bond             Asset
                                            Benefit Life        Index         Allocation
                                                GIC             Fund             Fund
                                           --------------   --------------   --------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments              $    409,867    $     131,682    $   1,932,645
   Interest                                        -            2,624,586        3,641,123
   Dividends                                       -                -                 -
                                           --------------   --------------   --------------
                                                 409,867        2,756,268        5,573,768

Contributions:
   Participants                                    -            1,542,996        2,470,143
   Employers                                       -              620,772          661,754

                                           --------------   --------------   --------------
                                                   -            2,163,768        3,131,897

                                           --------------   --------------   --------------
Total additions                                  409,867        4,920,036        8,705,665

Deductions from net assets attributed
  to:
    Benefits paid to participants                  -            6,030,346        3,291,717
    Expenses                                       -                9,328           15,178

                                           --------------   --------------   --------------
Total deductions                                   -            6,039,674        3,306,895
                                           --------------   --------------   --------------


Net increase (decrease) prior to
  interfund transfers                            409,867       (1,119,638)       5,398,770


Transfer of assets to plan of former               -          (49,864,515)        (458,678)
  subsidiary
Interfund transfers, net                         (88,226)     (10,235,595)      (3,319,384)

                                           --------------   --------------   --------------
Net increase (decrease) in net assets            321,641      (61,219,748)       1,620,708

Net assets available for benefits:
   Beginning of year                           4,404,167       65,947,135       26,938,249
                                           --------------   --------------   --------------


   End of year                             $   4,725,808    $   4,727,387    $  28,558,957
                                           ==============   ==============   ==============


                          CALIBER SYSTEM, INC. 401(k
                      SAVINGS PLAN (AMENDED AND RESTATED)

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                FOR BENEFITS, WITH FUND INFORMATION (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1997


                                            Income           S&P 500            AIM           Templeton
                                          Accumulation        Stock        Constellation       Foreign          LifePath
                                             Fund             Fund             Fund              Fund            Funds
                                        ---------------   --------------  ----------------  ---------------  ---------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments           $      -         $ 13,338,867    $     547,073     $    (134,741)   $   1,229,785
   Interest                                  1,707,176       1,586,591          777,032           364,363          530,146
   Dividends                                     -                -               -                 -                -
                                        ---------------   --------------  ----------------  ---------------  -------------
                                             1,707,176      14,925,458        1,324,105           229,622        1,759,931
Contributions:
   Participants                              3,773,786       4,263,532        2,524,599           987,321        2,004,682
   Employers                                 1,146,452       1,229,609          503,269           173,930          494,165
                                        ---------------   --------------  ----------------  ---------------  -------------
                                             4,920,238       5,493,141        3,027,868         1,161,251        2,498,847
                                        ---------------   --------------  ----------------  ---------------  -------------
Total additions                              6,627,414      20,418,599        4,351,973         1,390,873        4,258,778

Deductions from net assets attributed
  to:
    Benefits paid to participants            7,461,434       6,815,278        1,419,289           485,431        1,734,980
    Expenses                                    19,902          20,855            6,385             1,737            5,681
                                        ---------------   --------------  ----------------  ---------------  -------------
Total deductions                             7,481,336       6,836,133        1,425,674           487,168        1,740,661
                                        ---------------   --------------  ----------------  ---------------  -------------

Net increase (decrease) prior to
  interfund transfers                         (853,922)     13,582,466        2,926,299           903,705        2,518,117


Transfer of assets to plan of former
  subsidiary                                (6,758,726)    (24,225,747)        (957,756)         (464,902)      (2,320,314)
Interfund transfers, net                       495,960         401,339         (744,168)           82,584          653,211
                                        ---------------   --------------  ----------------  ---------------  -------------
Net increase (decrease) in net assets       (7,116,688)    (10,241,942)       1,224,375           521,387          851,014

Net assets available for benefits:
   Beginning of year                        31,211,793      49,210,054        9,653,858         2,849,422        8,391,070
                                        ---------------   --------------  ----------------  ---------------  -------------

   End of year                          $   24,095,105    $ 38,968,112    $  10,878,233     $   3,370,809    $   9,242,084
                                        ===============   ==============  ================  ===============  =============

                                            Vanguard
                                            Primecap           Loan
                                              Fund             Fund            Other            Total
                                        ----------------  --------------  --------------  ---------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments
   Interest                               $   6,444,992      $    -        $        -      $    78,978,934
   Dividends                                       -         1,697,749            26,175        13,986,563
                                                  -              -                 -            1,052,003
                                         ----------------  --------------  --------------  --------------a-
Contributions:                                6,444,992      1,697,749            26,175        94,017,500
   Participants
   Employers                                  1,440,704          6,702           207,071        27,978,454
                                                247,219           -           (2,045,191)        8,587,550
                                         ----------------  --------------  --------------  ---------------
                                              1,687,923          6,702        (1,838,120)       36,566,004
Total additions                          ----------------  --------------  --------------  ---------------
                                              8,132,915      1,704,451        (1,811,945)      130,583,504
Deductions from net assets attributed
  to:
    Benefits paid to participants
    Expenses                                  1,879,354     13,732,850           967,046        56,113,979
                                                  2,930           -               15,275           130,272
Total deductions                         ----------------  --------------  --------------  ---------------
                                              1,882,284     13,732,850           982,321        56,244,251
                                         ----------------  --------------  --------------  ---------------
Net increase (decrease) prior to
  interfund transfers
                                              6,250,631    (12,028,399)       (2,794,266)       74,339,253

Transfer of assets to plan of former
  subsidiary                                (21,249,314)         2,166              (555)     (108,675,000)
Interfund transfers, net                      2,548,619      7,156,708         1,333,490               -
Net increase (decrease) in net assets    ----------------  --------------  --------------  ---------------
                                            (12,450,064)    (4,869,525)       (1,461,331)      (34,335,747)
Net assets available for benefits:
   Beginning of year                         16,599,319     18,651,019         5,153,241       284,483,640
                                         ----------------  --------------  --------------  ---------------
   End of year                           $    4,149,255    $13,781,494     $   3,691,910   $   250,147,893
                                         ================  ==============  ==============  ===============

                          CALIBER SYSTEM, INC. 401(k)
                      SAVINGS PLAN (AMENDED AND RESTATED)

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996

                                                              Roadway
                                            Company           Express           Fixed            Money
                                             Stock             Stock           Income            Market         Balanced
                                             Fund              Fund             Fund              Fund            Fund
                                        ----------------   --------------   --------------   --------------   --------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments          $  (21,504,380)    $    (871,092)   $    (469,063)   $        -       $      13,663
   Interest                                      7,759             -              262,303          131,844            3,816
   Dividends                                   671,725            39,396             -                -              78,794
                                        ----------------   --------------   --------------   --------------   --------------
                                           (20,824,896)         (831,696)        (206,760)         131,844           96,273

Contributions:
   Participants                              5,984,820             -              242,848          163,305          353,681
   Employers                                 4,973,366             -                 -                -               -
                                        ----------------   --------------   --------------   --------------   --------------
                                            10,958,186             -              242,848          163,305          353,681
                                        ----------------   --------------   --------------   --------------   --------------
Total additions                             (9,866,710)         (831,696)          36,088          295,149          449,954

Deductions from net assets attributed
  to:
    Benefits paid to participants            8,456,072         1,586,991          641,412          545,456          374,678
    Expenses                                       714                58             -                -               -
                                        ----------------   --------------   --------------   --------------   --------------
Total deductions                             8,456,786         1,587,049          641,412          545,456          374,678
                                        ----------------   --------------   --------------   --------------   --------------

Net increase (decrease) prior to
  interfund transfers                      (18,323,496)       (2,418,745)        (605,324)        (250,307)          75,276

Transfer of assets from merged plans
  and former trustee                         4,819,002         1,078,070       (3,312,622)      (2,228,049)      (3,138,865)
Transfer of assets to plan of former
  subsidiary                               (68,493,203)      (11,813,479)      (7,360,025)      (4,325,809)      (4,289,644)
Interfund transfers, net                   (20,675,944)       20,625,557         (884,068)        (550,034)         162,653
                                        ----------------   --------------   --------------   --------------   --------------
Net increase (decrease) in net assets     (102,673,641)        7,471,403      (12,162,039)      (7,354,199)      (7,190,580)

Net assets available for benefits:
   Beginning of year                       134,473,049            -            12,162,039        7,354,199        7,190,580
                                        ----------------   --------------   --------------   --------------   --------------

   End of year                          $   31,799,408     $   7,471,403    $        -       $       -        $         -
                                        ================   ==============   ==============   ==============   ==============

                                                               Mutual           Bond              Asset
                                             Growth         Benefit Life        Index          Allocation
                                              Fund              GIC             Fund              Fund
                                         ---------------  ---------------  ---------------- ---------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments           $     890,959    $      58,664    $     503,576    $     (702,864)
   Interest                                        710            -            1,220,505         1,827,692
   Dividends                                   161,398            -                 -                 -
                                         ---------------  ---------------  ---------------- ---------------
                                             1,053,067           58,664        1,724,081         1,124,828

Contributions:
   Participants                              2,167,151            -              818,596         1,064,766
   Employers                                        49            -                   10             7,735
                                         ---------------  ---------------  ---------------- ---------------
                                             2,167,200                           818,606         1,072,501
                                         ---------------  ---------------  ---------------- ---------------
Total additions                              3,220,267           58,664        2,542,687         2,197,329

Deductions from net assets attributed
  to:
    Benefits paid to participants              683,235            -            1,152,901           588,835
    Expenses                                       210            -                2,235               324
                                         ---------------  ---------------  ---------------- ---------------
Total deductions                               683,445            -            1,155,136           589,159
                                         ---------------  ---------------  ---------------- ---------------

Net increase (decrease) prior to
  interfund transfers                        2,536,822           58,664        1,387,551         1,608,170

Transfer of assets from merged plans
  and former trustee                             -            4,384,474       75,434,104        26,105,081
Transfer of assets to plan of former
  subsidiary                                (2,980,114)           -                 -                 -
Interfund transfers, net                     1,511,730          (38,971)     (10,874,520)         (775,002)
                                         ---------------  ---------------  ---------------- ---------------
End of year                                  1,068,438        4,404,167       65,947,135        26,938,249

Net assets available for benefits:
   Beginning of year                         5,135,064            -                 -                 -
                                         ---------------  ---------------  ---------------- ---------------
   End of year                           $   6,203,502    $   4,404,167    $  65,947,135    $   26,938,429
                                         ===============  ===============  ================ ===============



                          CALIBER SYSTEM, INC. 401(k)
                      SAVINGS PLAN (AMENDED AND RESTATED)

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                FOR BENEFITS, WITH FUND INFORMATION (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1996


                                             Income          S&P 500            AIM            Templeton
                                          Accumulation        Stock        Constellation        Foreign         LifePath
                                              Fund            Fund              Fund             Fund             Funds
                                        ----------------  --------------   ---------------   --------------   --------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments           $        -       $   2,053,594    $    (387,255)    $      51,376    $     177,126
   Interest                                    490,478          901,897          309,869           103,420           60,180
   Dividends                                      -                -                -                 -                -
                                        ----------------  --------------   ---------------   --------------   --------------
                                               490,478        2,955,491          (77,386)          154,796          237,306
Contributions:
   Participants                              1,375,844        1,225,017          675,655           228,528          547,571
   Employers                                    30,151           22,880           23,900             8,578           22,120
                                        ----------------  --------------   ---------------   --------------   --------------
                                             1,405,995        1,247,897          699,555           237,106          569,691
                                        ----------------  --------------   ---------------   --------------   --------------
Total additions                              1,896,473        4,203,388          622,169           391,902          806,997

Deductions from net assets attributed
  to:
   Benefits paid to participants               923,021          337,426          127,751             7,106          192,653
   Expenses                                        423              710              183                41              173
                                        ----------------  --------------   ---------------   --------------   --------------
Total deductions                               923,444          338,136          127,934             7,147          192,826
                                        ----------------  --------------   ---------------   --------------   --------------

Net increase (decrease) prior to
  interfund transfers                          973,029        3,865,252          494,235           384,755          614,171

Transfer of assets from merged plans
  and former trustee                        31,509,083       44,817,245        7,943,255         2,286,290        5,825,680
Transfer of assets to plan of former
  subsidiary                                      -                -                -                 -                -
Interfund transfers, net                    (1,270,319)         527,557        1,216,368           178,377        1,951,219
                                        ----------------  --------------   ---------------   --------------   --------------
Net increase (decrease) in net assets       31,211,793       49,210,054        9,653,858         2,849,422        8,391,070

Net assets available for benefits:
   Beginning of year                              -                -                -                 -                -
                                        ----------------  --------------   ---------------   --------------   --------------

   End of year                          $   31,211,793    $  49,210,054    $   9,653,858     $   2,849,422    $   8,391,070
                                        ================  ==============   ===============   ==============   ==============


                                             Vanguard
                                             Primecap          Loan
                                               Fund            Fund            Other            Total
                                          ---------------   ------------    -------------  ---------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments             $   1,110,483      $    -         $      -      $  (19,075,213)
   Interest                                         -           265,863           34,245        5,620,581
   Dividends                                        -              -                -             951,313
                                          ---------------   ------------    -------------  --------------
                                               1,110,483        265,863           34,245      (12,503,319)
Contributions:
   Participants                                  322,314           -                 459       15,170,555
   Employers                                         130           -           1,447,506        6,536,425
                                          ---------------   ------------    -------------  --------------
                                                 322,444           -           1,447,965       21,706,980
                                          ---------------   ------------    -------------  --------------
Total additions                                1,432,927        265,863        1,482,210        9,203,661

Deductions from net assets attributed
  to:
   Benefits paid to participants                  72,463         94,765            8,074       15,792,839
   Expenses                                          457           -              17,356           22,884
                                          ---------------   ------------    -------------  --------------
Total deductions                                  72,920         94,765           25,430       15,815,723
                                          ---------------   ------------    -------------  --------------

Net increase (decrease) prior to
  interfund transfers                          1,360,007        171,098        1,456,780       (6,612,062)

Transfer of assets from merged plans
  and former trustee                          15,443,387      9,433,416        3,643,494      224,043,045
Transfer of assets to plan of former
  subsidiary                                        -              -                -         (99,262,274)
Interfund transfers, net                        (204,075)     9,046,505           52,967             -
                                          ---------------   ------------    -------------  --------------
Net increase (decrease) in net assets         16,599,319     18,651,019        5,153,241      118,168,709

Net assets available for benefits:
   Beginning of year                                -              -                -         166,314,931
                                          ---------------   ------------    -------------  --------------

   End of year                            $   16,599,319    $18,651,019     $  5,153,241   $  284,483,640
                                          ===============   ============    =============  ==============



                          CALIBER SYSTEM, INC. 401(k)
                      SAVINGS PLAN (AMENDED AND RESTATED)

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997



1.  DESCRIPTION OF THE PLAN:

The following description of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) (the "Plan"), provides only general information. The Plan consists of five subplans (the Subplans) each of which contains different provisions, principally related to contributions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Caliber System,Inc. (the Company) and participating domestic subsidiaries (the "Employers") not covered by a collective bargaining agreement. The Plan was established to encourage eligible employees to save on a regular basis through payroll deductions. Participation is available to eligible employees who have completed twelve months of employment and have attained the age of 21 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Mergers

Effective October 1, 1996, the Viking Financial Security Plan and Trust and the Central Freight Lines, Inc. Employee Profit Sharing Plan and Trust, defined contribution plans of a subsidiary of the Company, were merged into the Plan. Assets with a fair value totaling $224 million were transferred into the Plan in connection with these mergers.

Spin-off of Former Subsidiary

On April 4, 1996, assets with a fair value of approximately $99 million, representing account balances at December 31, 1995 for participants who were employees of Roadway Express, Inc. ("REX"), were transferred from the Plan to the Roadway Express, Inc. 401(k) Stock Savings Plan. This transfer was pursuant to the spin-off of Roadway Express, Inc. from Caliber System, Inc. effective January 2, 1996. All benefits to participants who were employees of Roadway Express, Inc. on or after January 1, 1996 were paid from the Roadway Express 401(k) Stock Savings Plan.

Sale of Former Division

On September 6, 1997, assets with a fair value of approximately $109 million, representing account balances for participants who were employees at June 28, 1997, of a division of a subsidiary of the Company were transferred from the Plan to a plan sponsored by the new owners of the division.

Contributions

The Plan is funded by combined contributions from the Plan's participants and their employers to a trust fund maintained by the Plan's trustee, Barclays Global Investors, N.A. (the Trustee). Prior to July 1, 1996, all of the Plan assets were held by National City Bank, the Plan's former trustee.

The Subplans provide for participants to make before and after tax contributions in amounts ranging up to 15% of their annual compensation subject to Internal Revenue Service limitations.

Employer matching contributions vary by Subplan with matching percentages ranging from 25% to 50% of the participants' contributions and annual limits ranging from 1.25% to 3.5% of a participant's annual compensation. Certain Subplans require the employers match to be contributed only to the Company Stock Fund. Other Subplans allow participants to direct matching contributions to any of the investment options, with the exception of the Roadway Express Stock Fund.

Certain Subplans also provide for additional contributions at the discretion of the participant's employer.

Vesting

Participants are immediately vested in their contributions and generally in the employers' contributions, plus actual earnings thereon. Vesting for employer contributions of certain Subplans ranges from five to seven years.

Participant Accounts

Each participant's account is credited with the participant's contribution, their employer's contribution, an allocation of Plan earnings and forfeitures of terminated participants nonvested accounts for those Subplans with a vesting schedule. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

The assets of the Plan are invested primarily in the following investment funds (unless otherwise indicated, the fair value of the shares/units owned by the Plan are based upon quoted redemption values on the last business day of the plan year):

     Company Stock Fund The assets of this fund are invested primarily in common stock of the Company. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time.

     Roadway Express Stock Fund In connection with the spin-off of REX, 1,360,861 common shares of REX were distributed to the Plan during January 1996. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time. This fund is not available for additional participant contributions; participants may only transfer their investments out of this fund. All dividend income earned by the fund is used to purchase Company common stock which is held in the fund.

     Franklin Mutual Beacon Fund The assets of this fund are invested in common stock, preferred stock and corporate debt securities which are available at prices less than their intrinsic value. The fund will tend to invest in securities of issuers with market capitalization in excess of $1 billion.

     Mutual Benefit Life GIC The assets of this fund are invested in a guaranteed investment contract with Mutual Benefit Life. The reported value of the units owned by the Plan is based upon the issue price of the investment contract adjusted for interest earned and any actual proceeds received by the Plan with respect to the guaranteed investment contract. Since July 16, 1991, assets invested in the Mutual Benefit Life GIC have been restricted (see Note 6).

     Bond Index Fund The assets of this fund are invested in the Masterworks Bond Index Fund which invests in U.S. Government and Corporate bonds with medium-term maturities.

     Asset Allocation Fund The assets of this fund are invested in the Masterworks Asset Allocation Fund, in which investments are allocated among common stock, U.S. Treasury bonds and money market instruments.

     Income Accumulation Fund The assets of this fund are invested in the Barclays Global Investors (BGI) Income Accumulation Fund which invests in investment contracts, U.S. government securities and short-term money market instruments.

     S&P 500 Stock Fund The assets of this fund are invested in the Masterworks S&P 500 Stock Fund which invests daily in the same stocks and substantially the same percentages as the S&P 500 Index.

     AIM Constellation Fund The assets of this fund are invested in the AIM Constellation Fund which seeks capital appreciation by investing in the common stock of principally medium sized and smaller emerging growth companies.

     Templeton Foreign Fund The assets of this fund are invested in the Templeton Foreign Fund which seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States.

     LifePath Funds The assets of this fund are invested in the LifePath Funds offered by Masterworks which invest their assets in a separate series of MasterInvestment Portfolio, an open-end management investment company including: LifePath 2000, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040. Each LifePath fund invests in a combination of domestic and foreign equity, fixed income and other securities to provide a risk-managed rate of return to maximize assets based on planned retirement in the decade indicated in the fund name.

     Vanguard Primecap Fund The assets of this fund are invested primarily in the Vanguard/Primecap Fund which seeks long-term growth by investing in the common stock of principally large and medium-sized U.S. companies. The fund also maintains a small investment in money market securities in order to provide liquidity for participant trades.

Participant Notes Receivable

Effective in 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 reduced by the highest outstanding balance of any other loan or 50% of their account balance. Loan terms range from 1 to 5 years up to a maximum of 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate 1% above the prime rate as determined by the Trustee at the time a loan is processed.

2.  SUMMARY OF ACCOUNTING POLICIES:

Investment Valuation and Administrative Fees

The Plan's investments are stated at fair value with the exception of the Loan Fund and the Mutual Benefit Life GIC which are valued at cost which does not differ materially from fair value.

Substantially all administrative fees are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS:

The net asset value per share/unit at December 31 for the primary investments of the respective investment funds was as follows:

                                                      1997           1996
                                                    ------------------------

Caliber System, Inc. common stock                   $ 48.69       $  19.25

Roadway Express, Inc. common stock                    22.375         19.375

Mutual Beacon Fund Series                               -            38.95

Franklin Mutual Beacon Fund                           14.12           -

Mutual Benefit Life guaranteed investment contract     1.00           1.00

Masterworks Bond Index Fund                            9.74           9.49

Masterworks Asset Allocation Fund                     12.74          11.92

BGI Income Accumulation Fund                          13.95          13.14

Masterworks S&P 500 Stock Fund                        20.39          15.91

AIM Constellation Fund                                26.38          25.26

Templeton Foreign Fund                                 9.95          10.36

Masterworks LifePath Funds:
  LifePath 2000 Fund                                  11.27          10.85
  LifePath 2010 Fund                                  13.30          12.14
  LifePath 2020 Fund                                  14.82          12.95
  LifePath 2030 Fund                                  16.23          13.62
  LifePath 2040 Fund                                  17.31          14.48

Vanguard Primecap Fund                                39.57          30.08

4.  PLAN TERMINATION:

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

5.  INCOME TAX STATUS:

The Internal Revenue Service ruled on April 15, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  MUTUAL BENEFIT LIFE GUARANTEED INVESTMENT CONTRACT:

During 1991, the State of New Jersey insurance regulators took control of Mutual Benefit Life and froze all existing assets of the company. As a result of these events, the future recoverability of the Plan's assets held by Mutual Benefit Life is uncertain. Only employees of the Company's subsidiary, Viking Freight, Inc., hold assets in this fund. Due to the restricted status of the Mutual Benefit Life Guaranteed Investment Contract, Viking Freight, Inc. has committed to protect the Plan participants from any loss of principal (participant contributions and the Employers match) as well as any credited interest upon maturity of the contract. Refer to Note 7 for further discussion.

7.  SUBSEQUENT EVENTS:

During 1997, Barclays Global Investors, N.A. was purchased by Merrill Lynch. Effective January 1, 1998, the Plan changed the trustee to Merrill Lynch Trust Company, FSB.

Subsequent to December 31, 1997, Mutual Benefit Life indicated they had liquidated certain real estate holdings and converted these assets to investment grade bonds maturing through December 31, 1999. As a result, Mutual Benefit Life established a crediting interest rate of 9.75% during 1998 for the Plans assets held in the Mutual Benefit Life GIC. The crediting interest rate for 1999 will be determined quarterly or monthly based on investment performance of the assets held in the account and requirements to pay out contracts at the end of 1999. Effective January 1, 1998, Mutual Benefit Life has removed the penalty for early withdrawals from the account permitting such withdrawals on a quarterly basis beginning February 1, 1998.

On January 27, 1998, Federal Express Corporation and Caliber System, Inc. became wholly-owned subsidiaries of a newly formed holding company, FDX Corporation. Caliber System, Inc. shareholders received 0.8 shares of FDX Corporation common stock for each share of Caliber System, Inc. stock. The Plan was amended on May 20, 1998, to change the oversight of the Plan to the Retirement Plan Investment Board appointed by FDX Corporation.


                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

                                                Description of Investment,
                                                 Including Maturity Date,
      Identity of Issue, Borrower,             Rate of Interest, Collateral,                                  Current
        Lessor or Similar Party                    Par or Maturity Value                  Cost                 Value
----------------------------------------------------------------------------------------------------------------------
Caliber System, Inc.*                    1,813,841 shares of common stock          $  62,415,138     $  88,311,384
Roadway Express, Inc.                    250,042 shares of common stock                4,957,599         5,594,690
Franklin Mutual Beacon Fund              639,827 units of collective investment
                                            fund                                       8,937,580         9,034,362
Mutual Benefit Life Insurance Company**  4,848,233 units of restricted guaranteed investment contracts
                                                                                       4,848,233         4,848,233
Masterworks*                             485,127 units of collective investment
    Bond Index Fund                         fund                                       4,580,364         4,725,134
Masterworks*                             2,241,168 units of collective investment
    Asset Allocation Fund                   fund                                      27,688,035        28,552,486
Barclays Global Investors* Income        1,725,884 units of collective investment
    Accumulation Fund                       fund                                      24,082,637        24,082,637
Masterworks*                             1,910,520 units of collective equity
    S&P 500 Stock Fund                      investment fund                           30,810,890        38,955,496
AIM Constellation Fund                   411,994 units of collective investment
                                            fund                                      11,041,907        10,868,394
Templeton Foreign Fund                   338,362 units of collective investment
                                            fund                                       3,580,005         3,366,697
Masterworks* LifePath Funds:             Collective investment funds:
    LifePath 2000 Fund                   54,548 units                                    606,610           614,758
    LifePath 2010 Fund                   143,116 units                                 1,762,977         1,903,443
    LifePath 2020 Fund                   177,559 units                                 2,345,825         2,631,422
    LifePath 2030 Fund                   99,499 units                                  1,419,914         1,614,876
    LifePath 2040 Fund                   142,570 units                                 2,268,155         2,467,892
                                                                                   --------------    -------------
                                                                                       8,403,481         9,232,391

Vanguard Primecap Fund                   104,227 units of collective investment
                                            fund                                       3,305,945         4,124,262
Loan Fund                                Maturing at various dates through 2006
                                            at interest rates ranging from 8.70%
                                            to 13.00%                                 13,774,792        13,774,792
                                                                                   -------------     -------------
                                                                                   $ 208,426,606     $ 245,470,958
                                                                                   =============     =============

*   Indicates party-in-interest to the Plan.
** As described in the Notes to Financial Statements, the assets of Mutual Benefit Life were frozen by state insurance regulators.



                          CALIBER SYSTEM, INC. 401(k)
                      SAVINGS PLAN (AMENDED AND RESTATED)

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997

                                                                                                                        Net
                                                                                                                       Gain
                                                              Purchase     Selling       Cost of       Current          or
       Identity of Party Involved    Description of Asset      Price        Price         Asset         Value         (Loss)
--------------------------------------------------------------------------------------------------------------------------------
Category (i)-Individual Transaction in Excess of 5% of the Current Value of Plan Assets
     **                            Masterworks*
                                     Bond Index Fund          $   -        $49,691,358  $ 49,434,878   $ 49,691,358  $  256,480

     **                            Masterworks*
                                     S&P 500 Stock                -         24,197,979    19,044,853     24,197,979   5,153,126

     **                            Vanguard Primecap Fund         -         21,222,642    14,973,957     21,222,642   6,248,685

*          Indicates party-in-interest to the Plan.
**         Transactions made on the market.




                           CALIBER SYSTEM, INC. 401(k)
                       SAVINGS PLAN (AMENDED AND RESTATED)

                 SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)

                          YEAR ENDED DECEMBER 31, 1997

                                                                                                                     Net
                                                                                                                     Gain
                                                           Purchase        Selling         Cost of       Current      or
   Identity of Party Involved    Description of Asset        Price           Price           Asset         Value     (Loss)
-----------------------------------------------------------------------------------------------------------------------------
Category (iii)-Series of Transactions in Excess of 5% of the Current Value of Plan Assets

     **                          Caliber System, Inc. *   $ 24,277,272  $     -       $ 24,277,272   $ 24,277,272  $     -
                                   Common stock                  -        21,263,988    13,853,592     21,263,988   7,410,396

     **                          Income Accumulation        15,255,568        -         15,255,568     15,255,568        -
                                   Fund                          -        24,049,522    24,049,522     24,049,522        -

     **                          Masterworks*               12,435,714        -         12,435,714     12,435,714        -
                                   S&P 500 Stock Fund            -        37,134,564    29,081,060     37,134,564   8,053,504

     **                          Vanguard Primecap           3,491,681        -          3,491,681      3,491,681       -
                                   Fund                          -        24,207,406    17,467,373     24,207,406   6,740,033

     **                          Masterworks*                3,424,540        -          3,424,540      3,424,540       -
                                   Bond Index Fund                        64,762,247    64,496,713     64,762,247     265,534

*          Indicates party-in-interest to the Plan.
**         Transactions made on the market.
There were no category (ii) or (iv) reportable transactions during 1997.


                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Caliber System, Inc.
                                          401(k) Savings Plan


Date 6/24/98                              /s/ Donald C. Brown
------------                              -----------------------------------
                                              Donald C. Brown
                                              Vice President, Human Resources